May 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh

Stephen Krikorian

Patrick Faller

Jan Woo

Re:	Adit EdTech Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed March 22, 2022

File No. 333-261880

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are supplementing the Company’s response (the “Response Letter”) to a letter, dated May 9, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on December 23, 2021 (the “Registration Statement”), as amended by Amendment No. 1 thereto filed with the Commission on March 22, 2022 (“Amendment No. 1”) and Amendment No. 2 thereto filed on May 16, 2022 (as so amended, the “Amended Registration Statement”).

The Company is submitting this additional response to supplement its responses contained in the Response Letter to comments 37 and 38 from the Comment Letter.

For the Staff’s convenience, we have incorporated the text of comments 37 and 38 into this response letter in italics and have included our original responses for context. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in Amendment No. 1. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

COVINGTON

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 23, 2022

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

Amendment No. 1 to Registration Statement on Form S-4

Notes to Consolidated Financial Statements

Note 10. Debt, page F-44

37.

We reissue prior comment 58, as the revised disclosures do not appear to be fully responsive to our comment. Describe the material rights and obligations of both parties to the borrowings. Indicate whether collateral was required. Explain how you were accounting for the borrowed bitcoin and collateral, if any. Cite the literature that supports your accounting. Provide us with a summary of the accounting entries for the borrowing of bitcoins through its repayment, including the impact on each of your financial statements. This summary should specify the transactions in bitcoin and those in cash. Consider revising your disclosure to state how the borrowed cryptocurrency was accounted for and the balance sheet line item it was presented in. In addition, please tell us the basis for characterizing the change in the fair value of cryptocurrency notes payables as unrealized and realized on your statements of operations.

Original Response to Comment 37: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

Describe the material rights and obligations of both parties to the borrowings. — GRIID believes that its current disclosures are in compliance with the disclosure requirements of ASC 470. The Company also advises the Staff that additional disclosure in the Amended Registration Statement describing the material rights and obligations of both parties to the borrowings is included at page 211 under the heading “Liquidity and Capital Resources.”

Indicate whether collateral was required. — GRIID believes that its current disclosures are in compliance with the disclosure requires of ASC 470. The Company also advises the Staff that an indication as to the requirement of collateral is included at page 212 under the heading “Liquidity and Capital Resources—Guarantees.”

Explain how you were accounting for the borrowed bitcoin and collateral, if any. — Loans denominated in bitcoin were reported within cryptocurrency notes payable on GRIID’s consolidated balance sheets. The cryptocurrency borrowings were accounted for as hybrid instruments, with a liability host contract that contained an embedded derivative based on the changes in the fair value of the underlying cryptocurrency. The host contract was accounted for as a debt instrument and was recorded at its carrying value and reported in cryptocurrency notes payable on the consolidated balance sheets. The embedded derivative was accounted for at fair value, with changes in fair value

COVINGTON

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 23, 2022

recognized in other income (expense) in the consolidated statements of operations. The embedded derivatives were included in cryptocurrency notes payable in the consolidated balance sheets. These borrowings bore a fee payable by GRIID to the lender, which was based on a percentage of the amount borrowed and was denominated in the related cryptocurrency borrowed. The borrowing fee was recognized on an accrual basis and was recorded as interest expense within other income (expense) in the consolidated statements of operations, using the effective interest method.

Cite the literature that supports your accounting. – The principal accounting and interpretative guidance applied in this analysis:

•	ASC 470, Debt

•	ASC 815, Derivatives and Hedging

•	ASC 825, Financial Instruments

•	ASC 835, Interest

•	ASC 860, Transfers and Servicing

•	AICPA Practice Aid, Accounting for and auditing of Digital Assets (“AICPA Practice Aid”)

•	FASB Concepts Statement No. 6, Elements of Financial Statements (“FASB Concept 6”)

Provide us with a summary of the accounting entries for the borrowing of bitcoins through its repayment, including the impact on each of your financial statements. This summary should specify the transactions in bitcoin and those in cash. – The Company respectfully requests that the Staff review the spreadsheet it has provided to the Staff, which summarizes GRIID’s monthly accounting for the Blockchain loans.

Consider revising your disclosure to state how the borrowed cryptocurrency was accounted for and the balance sheet line item it was presented in. – Please refer to “Cryptocurrency Borrowings” on page F-38 of the Amended Registration Statement which is contained within Footnote 3 – Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements.

In addition, please tell us the basis for characterizing the change in the fair value of cryptocurrency notes payables as unrealized and realized on your statements of operations. – The monthly fair value adjustments to the embedded derivative were characterized as an unrealized gain or loss. GRIID recorded a realized loss when the bitcoin-denominated loans were converted into U.S. Dollar denominated loans.

COVINGTON

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 23, 2022

The Company hereby supplements its previous response as follows:

•

For additional clarity, GRIID’s bitcoin denominated loan, while denominated in bitcoin, was received in cash from the lender. GRIID’s proceeds of $4.15 million represented approximately 481.9 bitcoin using the spot rate when the cash was received. Under the terms of the agreement, at maturity GRIID was obligated to repay the loan in bitcoin. For the sake of clarity, GRIID was required to provide the lender with 481.9 bitcoin at maturity. The Company will revise its disclosures to clarify that the loan proceeds were received in U.S. dollars.

•

Notwithstanding the foregoing, GRIID amended the loan agreement (referred to as the Second Amendment) to restructure the loan to be entirely denominated in U.S. dollars. The Second Amendment was determined to be a modification pursuant to ASC 470-50-40-10 through 470-50-40-12. In accordance with that guidance, the present value of future cash flows of the debt (both pre and post modification) did not differ by greater than ten percent, and accordingly was accounted for as a loan modification.

•

As a result of the preceding paragraph, the fair value of the 481.9 bitcoin on the date of the Second Amendment totaled $21.9 million inclusive of accrued interest and was included as part of the principal restructured into the new loan.

•

As previously disclosed, GRIID identified an embedded derivative in relation to this liability. This derivative was reported at fair value. The Company will modify its disclosure under the heading “Loss on Change in Fair Value of Cryptocurrency Notes Payable” on page 208 from “GRIID’s cryptocurrency notes payable were held at fair value on GRIID’s consolidated balance sheets” to “GRIID’s cryptocurrency notes payable are carried at amortized cost and the associated embedded derivative is carried at fair value”, and will also modify the following sentence in that section from “on the change in the fair value of the bitcoin-denominated debt,” to “on the change in the fair value of the embedded derivative.”

•

The Company will also revise its financial statements and filings to refer to the change in the fair value of the embedded derivative from “Unrealized/Realized loss on the change in fair value of cryptocurrency notes payable” to “Change in fair value of embedded derivative.”

38.

Please reconcile your disclosures to the related amounts disclosed on your statements of cash flows for the years ended December 31, 2021 and 2020. In this regard, clarify if your borrowings under the Second Tranche Cryptocurrency Note Payable entered into on July 1, 2020 were denominated in cryptocurrency and why the $2,400 is reflected as a cash inflow in your financial statements. In addition, it appears you borrowed $43,746 thousand under the First Tranche Loan and repaid $33,746 thousand of the aggregate outstanding balance under the existing Notes Payable Agreement in dollars. Refer to ASC 230-10-45-27. Please revise as necessary.

COVINGTON

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 23, 2022

Original Response to Comment 38: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the borrowings under the Second Tranche Cryptocurrency Note Payable entered into on July 1, 2020 were denominated in cryptocurrency; however, GRIID received the proceeds from the loan in U.S. dollars. As a result, the $2.4 million funding amount is reflected as a cash inflow from financing activities in the consolidated statement of cash flows for the year ended December 31, 2020. The $33.7 million represents the aggregate outstanding balance under the Amended and Restated Notes Payable Agreement (of which $11.8 million was denominated in U.S. dollars and $21.9 million represented the fair value of the bitcoin denominated debt), at the time the Second Amended and Restated Loan Agreement was executed. The Second Amended and Restated Loan Agreement restructured the $33.7 million cryptocurrency-denominated balance outstanding so that it was instead denominated in U.S. dollars. It also provided for an additional $10 million (dollars, not cryptocurrency) of funding that was used to pay an initial deposit of $10 million to satisfy a requirement within a separate supply agreement with a vendor as noted on page F-46.

GRIID considered the guidance under ASC 230-10-45-27.

The embedded derivative in the cryptocurrency notes payable was not designated as a hedge as noted within Footnote 11. The additional $10 million received under the Second Amended and Restated Loan Agreement was classified as a financing activity on GRIID’s Consolidated Statement of Cash Flows for the year ended December 31, 2021. More specifically, it is included as part of the $12 million of “Cash proceeds from issuance of U.S. dollar notes payable” within the financing activities section in accordance with ASC 230-10-45-27.

The Company hereby supplements its previous response as follows:

As noted in the supplemental response above, the proceeds from the bitcoin denominated loan were received in U.S. dollars and as a result, the Company believes its current classifications are appropriate.

*****

COVINGTON

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 23, 2022

Please contact me at (202) 662-6000 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Kerry S. Burke
Kerry S. Burke
Covington & Burling LLP

cc:	David L. Shrier, Adit EdTech Acquisition Corp.

Michael Riella, Covington & Burling LLP

Jack Bodner, Covington & Burling LLP

Brian K. Rosenzweig, Covington & Burling LLP

Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP

Steven Khadavi, Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP